Filed by Monterey Capital Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Monterey Capital Acquisition Corporation

Commission File No. 001-41389

Date: January 5, 2024

Monterey Capital Acquisition Corporation Announces Filing of Registration Statement on Form S-4 in Connection with its Proposed Business Combination with ConnectM

Monterey, CA & Marlborough, MA, January 5, 2024 -- Monterey Capital Acquisition Corporation (“MCAC”) (Nasdaq: MCAC) (the “Company”), a blank check company formed for the purpose of effecting a business combination, today announced the filing on December 21, 2023 with the U.S. Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (the “Registration Statement”).

The Registration Statement contains a preliminary proxy statement and prospectus in connection with MCAC’s previously announced proposed business combination with ConnectM Technology Solutions, Inc. (“ConnectM”), a vertically integrated clean energy technology and solutions provider for buildings (residential and light commercial) and all-electric OEMs. While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about MCAC and the proposed business combination with ConnectM.

On December 31, 2022, and as announced on January 3, 2023, MCAC signed a definitive business combination agreement with ConnectM. The merger is expected to be completed during the second quarter of 2024, subject to approval by MCAC’s shareholders, the Registration Statement being declared effective by the SEC, and other customary conditions.

Included in the Registration Statement are ConnectM’s financial results as of the third quarter 2023. For the nine months ended September 30, 2023, ConnectM generated $15.6 million in revenue, an increase of 33.7% compared to the same period in 2022. ConnectM 's full financial results and related disclosures can be found in the Registration Statement.

About Monterey Capital Acquisition Corporation

MCAC is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, having raised net proceeds of $92,000,000 in its initial public offering in May 2022. In connection with MCAC’s special meeting of stockholders on November 6, 2023, stockholders holding 1,961,875 shares of Class A Common Stock issued in its initial public offering exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $20,961,169 was removed from the Trust Account to pay such holders, resulting in approximately $77,333,961 remaining in the Trust Account. MCAC is led by Chief Executive Officer and Chairman of the Board Bala Padmakumar, Executive Vice President and Director, Vivek Soni and Company's Chief Financial Officer Daniel Davis. For more information, please visit: https://montereycap.com/

About ConnectM Technology Solutions, Inc.

ConnectM is a clean energy technology and solutions provider for residential and light commercial buildings and all-electric original equipment manufacturers, or OEMs, with a proprietary digital platform to accelerate the transition to solar and all-electric heating, cooling and transportation. By leveraging technology, data, artificial intelligence, contemporary design, and behavioral economics, ConnectM believes they are making electrification more user friendly, more affordable, more precise, and more socially impactful. To that end, they have built a vertically integrated company with wholly-owned service networks and the full technology stack to power them. ConnectM customers are able to reduce their energy dependence on fossil fuels, overall energy costs and carbon footprint.

For more information, please visit: https://www.connectm.com/.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination between MCAC and ConnectM (the "Business Combination"), MCAC has filed a registration statement on Form S-4 (the "Registration Statement") with the SEC, which includes a preliminary proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of MCAC's common stock in connection with MCAC's solicitation of proxies for the vote by MCAC's stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of MCAC to be issued in the Business Combination. MCAC's stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination agreement and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of MCAC as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders are currently able to obtain copies of the preliminary proxy statement/prospectus and other documents filed with the SEC that are incorporated by reference therein, and will be able to obtain the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, once available, in all cases without charge, at the SEC's web site at www.sec.gov, or by directing a request to: Monterey Capital Acquisition Corporation, 419 Webster Street, Monterey, California 93940, Attention: Bala Padmakumar.

Participants in the Solicitation

MCAC and ConnectM and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from MCAC's stockholders in connection with the transaction. Security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of MCAC's executive officers and directors in the solicitation by reading MCAC's Form S-4, Proxy Statement/Prospectus and other relevant materials filed with the SEC in connection with the Merger that already have been filed or when they become available. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed Merger are set forth in the Form S-4 that has been filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release may include, and oral statements made from time to time by representatives of MCAC may include, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements regarding possible business combinations and the financing thereof, and related matters, as well as all other statements other than statements of historical fact included in this press release are forward-looking statements. When used in this press release, words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions, as they relate to MCAC or MCAC's management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, MCAC's management. Actual results could differ materially from those contemplated by the forward-looking statements in this press release as a result of certain factors, including but not limited to: (i) conditions to the completion of the proposed business combination, including stockholder approval of the business combination, may not be satisfied or the regulatory approvals required for the proposed business combination may not be obtained on the terms expected or on the anticipated schedule; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement between the parties; (iii) the effect of the announcement or pendency of the proposed business combination on ConnectM's business relationships, operating results, and business generally; (iv) risks that the proposed business combination disrupts ConnectM's current plans and operations; (v) risks related to diverting management's attention from ConnectM's ongoing business operations; (vi) potential litigation that may be instituted against MCAC and/or ConnectM or their respective directors or officers related to the proposed transaction or the business combination agreement or in relation to ConnectM's business; (vii) the amount of the costs, fees, expenses and other charges related to the proposed business combination; (viii) risks relating to the uncertainty of the projected financial information with respect to ConnectM or the combined company; (ix) the possibility that ConnectM may not achieve profitability, (x) the potential impact of an economic downturn on ConnectM's sales, (xi) increased competition from both traditional energy companies as well as other renewable energy companies, (xii) failure by ConnectM to successfully integrate its recent acquisitions, (xiii) failure to ConnectM to identify or integrate potential future acquisitions necessary to maintain its growth projections, (xiv) the impact of increasingly adverse weather conditions and climate change, (xv) continuing and/or future supply chain disruptions, (xvi) product shortages, delays or price increases from ConnectM's limited number of suppliers, (xvii) tax, compliance, market and other risks associated with ConnectM's international expansion, (xviii) ConnectM's failure to adequately protect its intellectual property from third party infringement claims, (xix) ConnectM's failure to remain in compliance with its credit and loan agreements, including its ability to service its debt, (xx) the impact of rising interest rates on ConnectM's debt service payments, (xxi) ConnectM's ability to secure new equity and/or debt financing to fund its liquidity needs, (xxii) the impact of potential product liability claims, (xxii) changes to laws and regulations governing direct-to-home sales, (xxiii) changes to evolving laws and regulations regarding privacy and data security, (xxiv) failure by ConnectM to keep up with the industry's rapid technological change, (xxv) the cost and management time of protecting ConnectM's technology and intellectual property from unauthorized use by third parties, (xxvi) ConnectM's ability to protect its technology and intellectual property from unauthorized use by third parties, (xxvii) the ability to meet stock exchange listing standards following the consummation of the proposed business combination, (xxviii) the impact of the global COVID-19 pandemic or future pandemics on any of the foregoing risks and (xxix) such other factors as are set forth in MCAC's periodic public filings with the SEC, including but not limited to those described under the headings "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in its quarterly reports on Form 10-Q, its annual report on Form 10-K and in its other filings made with the SEC from time to time, which are available via the SEC's website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and MCAC and ConnectM do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither MCAC nor ConnectM gives any assurance that either MCAC or ConnectM, or the combined company, will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Company Contact

Bala Padmakumar

Chief Executive Officer and Chairman of the Board

Monterey Capital Acquisition Corporation

Email: bala@padmakumar.com

Phone: (831) 649-7388

Investor Relations Contact:

MZ North America

(203) 741-8811

ConnectM@mzgroup.us